

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

November 21, 2005

<u>via U.S. Mail</u>
Mark A. Lopez
Chief Executive Officer
Unico, Incorporated
8880 Rio San Diego Drive
San Diego, CA
92108

> **Re:** **Unico, Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 0-30239**
> **Filed October 21, 2005**
> **Form 10-KSB for the Fiscal Year Ended February 28, 2005**
> **Forms 10-QSB for the Fiscal Quarters Ended**
> **May 31, 2005 and August 31, 2005**
> **File No. 814-00669**

Dear Mr. Lopez:

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Matters to be acted upon, page 7

Proposal 1

1.   Please clarify in the disclosure whether you intend to seek further shareholder approval regarding the preferences, limitations and relative rights of any subsequently designated series of preferred stock once authorized. If this is not the intention of the board, consistent with the requirements of Item 11 of Schedule 14A, please clearly state this fact in the disclosure.

2.   Please correct the typographical error that references a "2 billion share[s]" versus a 5 billion share increase of common stock for which you are seeking authorization.

3.   Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In that regard, we note that a vote on the proposal to increase the number of authorized shares of common stock, also represents a vote approving the authorization of 20,000,000 shares of preferred stock.

Consistent with the requirements of Rule 14a-4(a)(3), please ensure that you unbundle the proposals referenced above so that for example, shareholders may vote separately for an increase in the number of common stock from a vote approving the increase in the number of authorized preferred stock. See Rule 14a-5(a). See Division of Corporation Finance, Manual Of Telephone Interpretations, Fifth Supplement. Please file an amended form of proxy card that gives effect to the changes suggested in this letter with your next amendment.

4.   You disclose that the company presently has no present intention to issue any of the additional authorized shares of common stock or preferred stock. However you qualify this statement with subsequent disclosure in which you state that the company "intends to raise significant funds in the future to be used to support the operations of the company and its subsidiaries and to exercise the option to acquire ownership of the Deer Trial Mine, and [sic] will likely issue a *substantial* number of the company's shares of common stock for such purposes."

Additionally, we note disclosure in Note 3 of the Form 10-Q for the period ended August 31, 2005 which indicates that you are obligated pursuant to stock payable agreements to pay for $110,000 worth in funds received through the period ended August 31, 2005 in the form of approximately 48.5 million shares of common stock. You disclose that you currently are authorized to issue 500 million shares of which 498,427,896 are currently outstanding and indicate on page 9 of the 10-Q for the period ended August 31, 2005 that you will need authorization to increase the number of shares of common stock in order to cover your share payment obligations. Similar disclosure regarding your current obligations is absent from the preliminary proxy. Please revise your disclosure to unequivocally state what your current intentions are regarding the issuance of any of the additional authorized shares or inform us of how you intend to meet your share payment obligations. Further, clarify your statements regarding the "substantial number" of the company's shares that potentially could be issued to execute the business plans of the company and the consequences to shareholders as a result of such issuances. We may have further comments.

Proposal 2, page 9

5.   We note that the board is seeking shareholder approval of a reverse stock split based upon "any ratio up to a maximum ration of one-for one hundred, with the exact ratio to be determined by the Board of Directors in its sole discretion. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

6.   Disclose in a table or other similar format the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of the reverse stock split. Please also include textual disclosure regarding some of this information. You should also discuss the dilutive effects of the reverse stock split on your current shareholders.

7.   Please revise to indicate that the reverse stock split would result in an increased number of authorized but unissued shares of your common stock. State whether you have any current plans, proposals or arrangements to issue any of the additional shares. For example, disclose any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares. If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

8.   Similar to the disclosure provided on page 8, please specify the provisions of your articles, bylaws, employment agreements or credit agreements that have material anti-takeover consequences. Indicate whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the

additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Proposal 3, page 10

9.   Please revise to include the disclosure required by Items 10 (a) and (c) of Schedule 14A.

Available Information, page 12

10.   Revise to reflect the current address of the Securities and Exchange Commission at 100 F Street, N.E. Washington, D.C. 20549.

Form 10-KSB
Forms 10-QSB

11.   We note disclosure in the Form 10-KSB and Forms 10-QSB stating that an evaluation of disclosure controls and procedures was performed within "90 days of the filing" of the respective report. Item 307 (c) of Regulation S-B and Exchange Act Rules 13a-15 and 15d-15 require an evaluation of disclosure controls and procedures as of the end of the period covered by the report. Additionally, you state that there have been no "*significant* changes" in internal controls that could significantly affect such controls as of the end of the evaluation period referenced in your report. However, Item 308 (c) of Regulation S-B requires that you disclose *any* change in the registrant's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Consistent with the disclosure requirements of Item 308 (c) of Regulation S-B, please confirm to us whether there were "any" changes to internal controls over financial reporting for the period covered by the reports. Further, revise your future periodic report disclosure such that it is consistent with the disclosure requirements set forth in Item 307 and Item 308 (c) of Regulation S-B and Rules 13a-15 and 15d-15 of the Exchange Act of 1934.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any other questions.

Sincerely,

H.Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
        Tom Rose, Esq.
        Sichenzia & Ross